August 24, 2005

Eric D. Jacobs, Esq.
Senior Vice President, General Counsel and Secretary
DealerTrack Holdings, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042

   Re: DealerTrack Holdings, Inc.
      Registration Statement on Form S-1
      Filed on July 28, 2005
      File No. 333-126944

Dear Mr. Jacobs:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Form S-1 filed on July 28, 2005 that was provided to us by counsel.

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   We note the inclusion of red herring language in the cover page. Please confirm that you have not yet circulated the preliminary prospectus. Any prospectus that you circulate should be complete except for the limited information you choose to omit in reliance upon Rule 430A.

3.   Please confirm that your courtesy copy includes all diagrams, pictures and graphic information to be used in the prospectus. Noting the graphics on the page immediately prior to the table of contents, please advise us to the use of the description "top 20 independent financing sources," "all major credit bureaus" and "over 80% of all franchised dealers." We note the use of these terms here and your description on page 1 yet we are unable to find any discussion where you describe the parameter used to establish that that the 20 independent financing sources are the top or largest financing sources, how you define a "major" credit bureau and the basis for the conclusion that your network included 80% of all franchised dealers. Please revise your disclosure to clarify these statements.

Outside Front Cover Page

4.   Please delete the words, "Joint Book-Running Manager" and "Co-Lead Manager" from the outside front cover page of the prospectus, since the meaning and significance of these references to potential investors is unclear and an explanation would not be consistent with Rule 421(d).

5.   Please state how the underwriters will apportion between the registrant and selling shareholders should the underwriters not exercise the complete overallotment amount (e.g., apportionment would be done on a *pro rata* basis.)

Prospectus Summary, page 1

6.   Please revise your opening paragraph to clarify that the summary is materially complete. Investors will be aware of the incomplete nature of any summary.

Our Business, page 1

7.   Please provide appropriate context for the claim hat you are a "leading" provider of on-demand software and data solutions for the automotive retail industry in the United States." Disclose the basis for the conclusion that you are a leader in your industry, i.e., number of financial institution customers or number of dealer customers, revenues, income, market share, technology of your products, etc. Ensure that the claim you are making is balanced to provide a complete and accurate context for the claim. How does your status compare to that of significant competitors with respect to important measures of leadership? If the

assessment of your relative status is not based on the opinions of independent third parties, rephrase the claim to convey that it is your belief.

Our Solution, page 2
Our Competitive Strengths, page 2
Our Growth Strategy, page 3

8.   Please revise these three subsections of the summary to limit the text of these sales-type descriptions of your business plan and consider including a brief summary of only the more salient aspects of your business plan. As you repeat this disclosure throughout, the extensive discussions appear unnecessarily long.

9.   Regarding your description of your "broad and integrated suite of solutions" on page 3, please revise to state what about your solutions provides you with a competitive advantage and that is superior to that of your competitors possess.

Recent Developments
Acquisitions, page 4

10.   With respect to the three acquisitions, please state the total consideration paid and type of consideration paid or to be paid.

Transactions and Relationships with Certain of the Underwriters and Their Affiliates, page 5

11.   We note your description here in the seventh bullet point and on page 93 of a royalty-free license obtained from a financing source affiliate of JP Morgan. Please tell us whether this license is material to your operations. If so, please revise to describe the terms of how you obtained this limited technology from a financing source client and whether there are any payments or other consideration, notwithstanding the lack of royalty fees.

Risk Factors, page 12

12.   We note a number of your risk factors are lengthy and include multiple risks under a single caption. For ease of investor understanding, please revise to present each distinct risk with a separate heading and related text. For example purposes only, we note your inclusion of such risk factors on pages 12, 13, 17 and 24

13.   Item 503(c) of Regulation S-K states that issuers should not present risk factors that could apply to any issuer or to any offering. For example, the economic and political risks you describe on page 23, the risk that common stock may be volatile on pages 25-26 and the risk of being a public company on page 28 could

apply to nearly any issuer in any industry. If you elect to retain these general risk factors in your prospectus, please clearly explain how they apply to your industry, company or offering.

We have a very limited operating history . . ., page 15

14.   Please revise this risk factor to quantify your most recent accumulated deficit. We note as of March 31, 2005, it appears that your accumulated deficit approached $23 million.

Any acquisitions that we complete may dilute your ownership interest in us . . ., page 20

15.   We note your reference to significant increases in depreciation and amortization expense. If material, revise to disclose whether significant portions of the purchase prices for your recent acquisitions were allocated to goodwill quantifying those dollar amounts.

Use of Proceeds, page 31

16.   We note from the second paragraph in this section that you expect that other than discharge 25% of your term loan indebtedness, you will use the remainder of net proceeds for general corporate purposes; however, you then describe specific uses such as:

   a.   working capital and capital expenditures;

   b.   strategic alliances;

   c.   acquisitions and investments in technologies, products, services or assets; and

   d.   the costs of preparing periodic reports and hiring new personnel to prepare additional internal controls and disclosure controls and procedures as disclosed on page 46.

With your accumulated deficit and outstanding indebtedness, if you are not able to fund these expenses with currently available resources, they would be considered planned uses of proceeds that you should describe and quantify under "Use of Proceeds."

17.   Please revise to describe the use of proceeds of the term loan indebtedness for which you seek to discharge with the current equity offering proceeds and

quantify the portion of this indebtedness to be received by affiliates of the underwriters.

Unaudited Combined Condensed Pro Forma Financial Information

Notes to Unaudited Combined Condensed Pro Forma Balance Sheet, page 37

18. Pro forma adjustments should be clearly referenced to a note that explains how the amount was determined. For example, note (2)(a) indicates that certain adjustments were recorded to estimate the fair value of the assets acquired, but does not explain how the amounts were determined. Please revise to explain how these amounts were determined and make conforming revisions to each adjustment that lacks this level of detail.

19. Please clarify your disclosure to explain how the notes payable issued in connection with the Chrome and ALG acquisitions affect adjustment (2)(a) that is made to current assets within your pro forma balance sheet. Indicate whether the notes are due within one year of the respective acquisitions.

20. You disclose that the Chrome and the ALG purchase prices were adjusted from the estimates of Note (4). Please clarify your disclosure to indicate the location of this footnote.

21. We note that you have eliminated the deferred revenue related to the Chrome and ALG acquisitions within the pro forma balance sheet as of March 31, 2005. Please describe to us any ongoing performance obligations that you will have related to this revenue subsequent to acquisition and explain how you determined the fair value of these obligations for purposes of preparing the pro forma balance sheet. Refer to the authoritative literature that supports your accounting treatment.

Notes to Unaudited Combined Condensed Pro Forma Statements of Operations, page 41

22. Please revise the information on page 41 to disclose the basis for your allocation of the purchase price to intangible assets related to your Chrome and ALG acquisitions. Include in your revised disclosure significant assumptions, significant categories of these assets, and the basis for your assumed useful lives.

23. We note that you indicate the actual purchase price allocations related to Chrome and ALG will be based on final appraisals. Please revise to disclose when the allocations are expected to be finalized. If the information presented continues to be based upon preliminary valuation estimates where the amounts could differ materially from those reflected in the pro forma financial statements provided, revise to provide a sensitivity analysis that quantifies the impact changes in the final valuation may have on your pro forma financial statements.

24.   Please explain to us your basis for reducing Chrome's historical legal expenses in connection with the lawsuit that was not assumed under the purchase agreement. In addition, direct us to the disclosures regarding this contingency within Chrome's financial statements beginning on page F-46.

25.   Please tell us more about adjustment (4) to the pro forma statements of operations that reduced the historical revenue of Chrome and LML based on the fact that you did not receive the related cash. Explain the basis for these reductions and refer to the authoritative literature that supports your treatment. In addition, describe any performance obligations (other than servicing the LML payment streams) that you had subsequent to the acquisitions and explain how those obligations affected this adjustment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General

26.   Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

Overview, page 45

27.   Consider providing information here or in "Results of Operations" regarding the key metrics that management looks at in assessing the strength or weakness of your business. For example, it appears that a principal reason for your revenue growth is the addition of new products and customers through acquisitions.   What percentage of your revenues is attributable to existing vs. new customers? What percentage of your existing customers renew their subscription agreements upon expiration?   See Section III.A. of Securities Act Release 33-8350 (December 2003).

Stock-Based Compensation, page 49

28.   We note your disclosure at the top of page 50 stating that an independent third party and management performed valuations to determine the fair value of your common stock and submitted these findings to your board for approval. Please revise to delete the reference to an independent third party or alternatively name the third party author of this fair value opinion, summarize the fair value opinion and file a consent as an exhibit to this registration statement to use the fair value opinion and to refer to the expert that provided this opinion.

Results of Operations, page 50

29.   We note your transaction services and subscription services segment revenue disclosure. Please consider presenting cost of revenue and operating expense disclosure on a reportable segment basis. Also, consider expanding the liquidity section to address the cash requirements of and the cash provided on a reportable segment basis. If you do not believe expanding segment disclosure is necessary and meaningful to investors, please tell why. See Item 303(a)(3)(i) of Regulation S-K and Sections III.B.2 and IV.B.1 of Securities Act Release 33-8350 (December 2003).

30.   We note your disclosure on page 57 regarding seasonality and trends; however if material, please consider providing trend disclosure regarding your steady decline in cost of revenue and product development as a percentage of revenues. For example, are these declines a result of more efficient economies of scale or for other reasons?

Three Months Ended March 31, 2004 and 2005, page 50

31.   We note your discussion on page 57 that during the first quarter, you regularly incur higher marketing expenses in connection with your presence at the NADA Annual Trade Show. We are unable to locate any discussion of these expenses. Please revise or advise.

Subscription Services Revenue, page 51

32.   We note you list four primary reasons for the increase in total subscription revenue.   Please quantify what portion of the increase is attributable to each of new customers, selling additional products, services to existing customers and the LML acquisition.

Quarterly Results of Operations, page 54

33.   Please revise to provide gross profit information for each quarter as required by Item 302 (a)(1) of Regulation S-K.

Liquidity and Capital Resources, page 55

34.   We note that you intend to finance your future liquidity needs through cash flow from operations and borrowings under your revolving credit facility. However, it appears unclear the length of time that you are contemplating in providing this disclosure. Please revise to discuss long-term and short-term needs and sources of capital pursuant to Section 501.03 of the Codification of ASRs and FRRs.

Contractual Obligations, page 56

35.   Please revise to include footnote disclosure to specify the nature of fixed or
        contingent/variable payments to acquirees you reference in your third line item.
        By analogy refer to Item 303(a)(5)(D) of Regulation S-K.

Credit Facilities, page 56

36.   We note your list of restrictive covenants on page 57, please revise to specify
        whether you are in compliance with all terms and conditions of your currently
        existing credit facility, and summarize the financial covenants in quantitative
        terms.

Business
Market Opportunity, page 59

37.   Please provide us with the relevant portions of the industry research reports you
        cite in the prospectus such as NADA and CNW. Please revise the prospectus, as
        necessary, to provide the name of the source, date of the report or cited industry
        information and key assumptions underlying the cited statistic. Further, please
        tell us whether all or any of the reports were prepared for you. If the source you
        cite is believed to be publicly available, please explain the nature of the
        availability and the amount of any payment that is required to obtain the
        information. To the extent that the information is not publicly available without
        cost or for a nominal payment, please file experts' consents as exhibits to the
        registration statement, as required by Rule 436 of Regulation C.

Management, page 74

38.   We note your recent August 3, 2005 press release announcing Mr. John J.
        McDonnell, Jr. as a director. Please revise to update this section and identify your
        current independent directors.

39.   Please revise Mr. Thomas Gibson's business experience summary to describe his
        employment from 2003 until February 2005.

Nominating and Corporate Governance Committee, page 77

40.   Please revise to disclose your procedures for a tie vote within this two-member
        committee.

Option Grants in Last Fiscal Year, page 81
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values,
page 81

41.   We note you are computing option values using a self-constructed fair market
        value model. Please note by using fair market value, you fail to communicate to
        investors the impact the proposed offering will have on the potential realizable
        value columns of the option grant table as well as the year end value columns on
        the aggregated option exercise/fiscal year-end option values table. Therefore,
        please consider using the mid-point of the assumed offering price range to
        communicate the value of the options. Alternatively, we will not object if you
        choose to use a self-constructed fair market value as your starting point, but we
        will request a reasonably detailed explanation of how your determined fair market
        value. Refer to Interpretation J.17 of the Division of Corporation Finance's July
        1997 Telephone Interpretations Manual, as well as Section IV.C of Release 33-
        7009.

Employment Agreements, page 82

42.   Please revise to list all type of material restrictive covenants located in the
        employment agreements. We note your reference to other covenants. Further
        please define cause and change of control under the employment agreements.

2005 Incentive Plan, page 84

43.   Please describe the type of employees eligible for this plan.

Related Party Transactions, page 91

44.   You indicate that immediately prior to the offering, each outstanding share of
        series A, A-1, A-2, B, B-1, B-2, C, C-1, C-2, and C-3 redeemable convertible
        participating preferred stock will be automatically converted into an aggregate
        number of 26,397,721 shares of common stock. On pages 91-96, you provide
        some disclosure as to the background behind the issuances of these series of
        preferred equities and original share price paid at the time of issuance. We further
        note your dividend/liquidation chart on page 102. Please tell us the process that
        has been or will be followed in effecting this recapitalization. As appropriate,
        please revise your disclosure here to describe the economic terms of the exchange
        including the per share conversion rate for each series of preferred and the
        economic terms and effect of the arrangement for the recapitalization by the
        parties. Explain the basis on which the number of post-offering shares to be
        received by the former preferred holders was selected.

Principal and Selling Stockholders, page 97

45.   Please identify the natural person(s) who exercise voting and/or dispositive powers over the securities held by those business entity selling shareholders listed on pages 97-98. For guidance, please refer to Exchange Act Rule 13d-3 and Interpretation I.60 of the July 1997 manual of publicly available Division of Corporation Finance telephone interpretations.

46.   Further, please denote whether the selling shareholders are affiliates of broker-dealers. If so, disclose whether they acquired the securities for investment purposes.

Underwriting, page 112

47.   Tell us whether JP Morgan, Lehman Brothers or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to the Office of Chief Counsel.

48.   Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your Company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

49.   We note your disclosure on page 115 that your underwriters intend to engage a directed share program for an unspecified number of shares in conjunction with this primary and secondary offering by the selling shareholders. Please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Define what you mean by "certain other persons associated with us." Tell us how and when the Company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by

the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public?

Financial Statements, page F-1
General

50.   Please update the financial statements included in your registration statement pursuant to Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements
Statements of Operations, page F-4

51.   In order to aid investor understanding, consider separately reporting related party revenue within your statements of operations rather than as a footnote. We believe that this change would improve understanding considerably due to the significance of this information and the fact that you currently have multiple footnotes to your statements of operations. In addition, consider making conforming changes elsewhere within your registration statement.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

52.   Please tell us more about the sales credits that you provide customers. Describe the relevant contractual provisions and explain how you comply with SFAS 48.

53.   Please explain to us how you conclude whether revenue related to your credit report services should be recognized on a gross or net basis. Refer to the provisions of EITF 99-19 in your response.

54.   Please confirm for us that subscription services are recognized over the exact term of the related subscription agreement and you do not utilize any conventions such as commencing recognition for all agreements entered into during a month on a certain day within that month.

55.   We note that your disclosures appear to suggest that you are not recognizing any revenue in accordance with SOP 97-2, but it appears that both LLDG and Chrome were recognizing revenue using a software revenue recognition model. Please explain to us how you have concluded that your arrangements are outside the scope of this SOP and address how you conformed the accounting policies of your acquired subsidiaries for purposes of presenting your pro form financial statements.

Net (Loss) per Share, page F-11

56.   Please tell us why you continue to use the net income allocated to common
        shareholders, as calculated for purposes of your basic EPS calculation, in your
        diluted EPS considering that the participating preferred stock are assumed to
        convert.

Note 3. Business Combinations, page F-16

57.   We note your reference to fair value appraisals performed by independent third
        parties under this note and elsewhere in your registration statement. Please delete
        your reference to or identify the independent third parties that prepared such
        valuation reports. If you choose to refer to and identify the independent third
        parties, you should also include their consent since the reference is included in a
        1933 Act filing. See Rule 436(b) of Regulation C.

58.   We note that you issued shares of your Series A-2 and C-3 Preferred Stock as
        consideration in the purchase of Credit Online, Inc. Please revise to disclose the
        basis for determining the value of these securities as required by paragraph 51(d)
        of SFAS 141. In addition, provide us with a detailed explanation of how you
        determined that the value was $14.2 million for the Series A-2 and $4.8 million
        for the Series C-3 preferred stock.

Note 6. Intangible Assets, page F-21

59.   Please tell us and disclose where you record intangible asset amortization expense
        within your statements of operations. In addition, provide us with the basis for the
        expense classifications for each type of intangible asset.

Note 9. Redeemable Convertible Participating Preferred Stock, page F-22

60.   We note that you refer to "conversion price" and "conversion cost" as defined in
        your certificate of incorporation. Please clarify for us and disclose the meaning of
        these terms.

Note 12. Income Taxes, page F-26

61.   We note that you reversed a significant portion of your valuation allowance in the
        three months ended December 31, 2004. Please explain your basis for concluding
        that the resulting net deferred tax asset was realizable. Describe the nature of the
        positive and negative evidence you considered. Explain how the evidence so
        considered was weighted. As part of your response, explain the consideration that
        was given to cumulative losses in recent years. Refer to SFAS 109, pars. 20, 23

and 103. Separately, reconcile for us your narrative disclosure that indicates the existence of a valuation allowance of $16.1 million as of December 31, 2003 with the table on page F-27.

Note 13. Stock Option Plan, page F-28

62.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

63.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

- The nature and type of stock option or other equity related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and
- The amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

64.   Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.

65.   Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation

should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

LLDG Operating Company Consolidated Financial Statements, page F-74

66.   Please tell us more about LLDG's restatement regarding the transfer of payment streams. Refer to the authoritative literature that was relied on to support the restatement and how their revised accounting complied with that literature.

Consents of Independent Registered Public Accounting Firm

67.   We note that the consents of PricewaterhouseCoopers and KPMG filed as Exhibits 23.2 and 23.4, respectively, do not appear to refer to the appropriate audit report dates. Please revise these exhibits.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

68.   Please revise to include the aggregate amount of proceeds received for the March 19, 2003 sale of securities or the value of aggregate amount of non-cash consideration. Similarly, regarding the May 25, 2005 issuance of securities, please quantify the consideration paid by directors, officers and employees for 87,000 shares of restricted stock. Refer to Item 701(c) of Regulation S-K.

Item 16. Exhibits and financial statement schedules
(a) Exhibits, page II-3

69.   Please note we plan to review your exhibits when they are filed, and may have comments at that time.   Accordingly, we suggest that the next amendment include as many of the required exhibits as may be practicable.

* * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Stathis Kouninis at (202) 551-3476 or Brad Skinner, Accounting Branch Chief, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 551-3442 with any other questions. If you require further assistance you may contact me at (202) 551-3462, or Barbara C. Jacobs, Assistant Director, (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Kirk A. Davenport, II, Esq.
          Latham & Watkins LLP
          885 Third Avenue, Suite 1000
          New York, NY 10022
          Fax No.: (212) 751-4864